

April 14, 2011

Via email
Joanny Kwok
Chief Executive Officer
Kiabo Foods Co Ltd
c/o L and R Service Company of Nevada, LLC
3993 Howard Hughes Pkwy, Suite 600
Las Vegas, NV 89169

> **Re:** **Kiabo Foods Co Ltd, formerly known as CFO Consultants, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed March 29, 2011**
> **File No. 333-172331**
>
> **Form 10-K for the Fiscal Year ended December 31, 2010**
> **Filed March 31, 2011**
> **File No. 1-34712**

Dear Ms. Kwok:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

General

1. We note your response to our prior comment 2 from our letter issued March 18, 2011 and reissue the comment. Please provide us with objective third party support for the statements regarding your markets and your status in those markets. To the extent the third party support is in a language other than English, please provide English translations

of the documents.

2.   We note your response to our prior comments 3 and 4 from our letter issued March 18, 2011. Please continue to provide updated disclosure with each amendment. In that regard, we note your statement that "as soon as practical after amending [y]our Articles of Incorporation to increase the amount of our authorized shares of Common Stock, [you] are obligated to issue an additional (i) 20,131,759 shares of Common Stock to the Waibo Shareholders and (ii) 586,804 shares of Common Stock to the holder of an outstanding convertible promissory note…." In your next amendment, please revise your disclosure to reflect the anticipated issuance of the shares to the Waibo Shareholders and the holder of the outstanding convertible promissory note, Millennium Group, Inc. if those events have not occurred, or tell us why you feel such disclosure is not appropriate.   In particular, include disclosure throughout the filing indicating the effect the issuance of the shares will have on the company, its structure, and relationship with the selling shareholders, other owners, etc. Include the Waibo Shareholders and Millennium Group, Inc. in your corporate structure diagram and provide clear disclosure throughout the filing regarding your relationship with the Wiabo Shareholders and Millennium Group, Inc. To the extent you do not anticipate issuing the shares prior to commencing the offer contemplated in the registration statement, present the disclosure before and after the anticipated issuance of the shares including another corporate structure diagram showing the corporate structure before and after the issuance of the shares.

3.   Please update your financial statements to comply with the requirements of Rule 8-08 of Regulation S-X as acknowledged in your response to prior comment 6.

4.   In addition, we note that you have filed your Form 10-K for the Fiscal Year Ended December 31, 2010. Please update your filing to include any applicable disclosure included in the 10-K. In particular, we note the addition of another wholly owned foreign owned enterprise in your corporate structure diagram, Yunnan Weibao Modified Starch Limited on page 5 of the 10-K.

Our History and Corporate Structure, page 4

5.   We note your response to our prior comment 14 from our letter issued March 18, 2011 and that you indicated that the selling shareholders own your shares. Please revise to indicate whether the selling shareholders are to be included as the "Public Shareholders" and, if so, the percentage of company is owned by the selling shareholders.

Selling Stockholders, page 62

6.   We note your response to our prior comment 19 from our letter issued March 18, 2011. Please revise your filing to identify ROTH Capital Partners LLC in the prospectus as an underwriter.

Exhibit 5.1

7.   We note your response to our prior comment 23 from our letter issued March 18, 2011
        and reissue the comment. Please ensure that the revised legal opinion does not include
        any suggestion that investors are not entitled to rely on the opinion.

Form 10-K for the Fiscal Year ended December 31, 2010

Financial Statements

Note 1 – Organization and Business of the Company, page F-8

(b) Recapitalization and Reorganization, page F-8

8.   We note you disclosed that on October 21, 2010, which you considered the closing date
        of your reverse merger, CFO Consultants did not have sufficient authorized common
        shares to complete the issuance of the entire amount of shares to the shareholders of
        Waibo. You further disclosed that you did not increase the number of authorized shares
        until March 10, 2011, and that you plan to issue the remaining shares to Waibo
        shareholders in the second quarter of 2011.

        Please tell us how you concluded that control shifted to the Waibo shareholders and the
        reverse merger was considered effected, with Waibo as the accounting acquirer, on
        October 21, 2010, when the Waibo shareholders did not receive sufficient number of
        your shares to gain control at that point.

Note 10 – Shareholders' Equity, page F-23

(a) Private Placement, page F-23

9.   We note you disclosed that on December 21, 2010, you entered into a private placement
        transaction with certain accredited investors for the issuance and sale of 571,797 shares
        of your common stock and warrants to purchase up to 114,357 shares of your common
        stock. Tell us whether you also had sufficient authorized common shares on December
        21, 2010 to effect this private placement transaction.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Paul Monsour, Staff Accountant, at (202) 551-3360 or Lily Dang, Staff Accountant, at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters. Please contact Douglas Brown, Staff Attorney, at (202) 551-3265, or me at (202) 551-3745 with any other questions.

Sincerely,

/s/ H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Mitchell Nussbaum